Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 8, 2018

Re:	iConsumer Corp.
Offering Statement on Form 1-A
Filed January 29, 2018
File No. 024-10795

Dear Mr. Spirgel:

We acknowledge receipt of comments in your letter of March 5, 2018 regarding the Offering Statement of iConsumer Corp. (the “Company”), which we have set out below, together with our responses.

Letter to Prospective Shareholders, page 1

1. Delete your discussions about your intent to issue REWARDScoin since you are in the preliminary stage of development. Your offering memorandum, including your letter to prospective shareholders, should be limited to a discussion of the Company's current business and the risks of investing in this offering. If you do choose to briefly mention that you may issue your own proprietary token in the future, confirm that you will either register the issuance, or rely upon an exemption from registration, of the security.

The Company has removed the discussion of REWARDScoin.

2. Please revise your discussion of the financial measure, cash available after paying rebates, to disclose gross profit as presented in the financial statements. Also clarify why you consider this measure to be an important financial measure for investors for evaluating your performance. Tell us why you describe this measure as cash available after paying rebates. It appears that a significant portion of the member cash rebates is accrued in the financial statements and paid in cash subsequent to the periods ending June 30.

The Company has revised the discussion of cash available after paying rebates.

Alternative forms of investment are becoming popular, page 6

3. Identify your competitors who are issuing cryptocurrencies to raise capital.

The Company has identified its competitors known to have announced plans to issue cryptocurrencies or tokens. The Company is not aware of whether those companies plan to raise capital using cryptocurrencies.

The prices of blockchain assets are extremely volatile, page 8

4. Please revise to quantify the volatility of the market prices of Bitcoin and other cryptocurrencies during a recent significant period, for example during the last six months.

The Company has added disclosure illustrating the volatility of Bitcoin and Ether.

Plan of Distribution, page 12

5. Please clarify the statement that direct purchase of shares can be made in "cash, Bitcoin, Ether, or other cryptocurrency at the company's discretion." Discuss under what circumstances the company might refuse to accept cryptocurrency. Also, disclose the mechanics of the transaction. For example, explain the following:

•	how and when the price in cryptocurrency will be determined and communicated to the purchaser;
•	which party will bear the risk of a change in the exchange rate of the cryptocurrency with U.S. dollars;
•	whether you intend to accept cryptocurrencies, other than bitcoin, if such cryptocurrencies are considered securities under the federal securities laws;
•	whether the company will use a specific cryptocurrency exchange to convert the cryptocurrency to U.S. dollars.

Also discuss how long the company would typically hold on to the cryptocurrency prior to exchanging it for U.S. dollars.

The Company has added disclosure to “Plan of Distribution.”

6. Explain your process for buying and awarding Bitcoin as part of your Incentive Program. Specifically, clarify whether you will hold Bitcoin as an asset, and if so, what blockchain technology will be used to preserve your ownership. Detail your hedging strategies for minimizing risk exposure to holding Bitcoin. We note that you have been issuing Bitcoin as rewards since December 2017, so disclose the amount of Bitcoin to be rewarded (in light of the 90 day window not yet expiring since December) and how you plan to fund these obligations.

The Company has added disclosure in “Plan of Distribution – Incentive Program.”

7. We note that funds tendered by potential investors will not be immediately transferred to the Company but held in escrow. Explain why since there is no minimum threshold for the offering. Explain how investors will know whether their purchase of preferred shares has been accepted and how long they will have to wait for receipt of their preferred shares.

The Company has added disclosure in “Plan of Distribution” regarding the process by which it will notify investors that it has accepted their subscription, including the approximate amount of time it takes to process a subscription.

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8. Clarify whether the fees paid to Fund America and Issuer Direct Corp. will be borne by the Company or investors. Explain the meaning of "no-fee" shareholder or shares.

The Company has added statements in “Plan of Distribution” clarifying that it will pay Fund America and Issuer Direct and explaining the meaning of “no-fee” shares.

9. We note that you intend on accepting bitcoin and other cryptocurrencies for the purchase of shares "at the Company's discretion" in the offering. Explain how the process will work for investors who desire to purchase shares in a cryptocurrency. For example, explain how they will know whether the Company intends on accepting a particular type of cryptocurrency, and how the conversion of the cryptocurrency to dollars will be accomplished.

The Company has added disclosure in “Plan of Distribution.”

10. Update to disclose the number of shares issued to members as rewards through the date of the offering memorandum.

The Company has not issued any shares to members or any other person since May 11, 2017. In connection with the Company’s application for quotation on the OTC Markets, the Financial Industry Regulatory Authority (“FINRA”) required the Company to cease sales and file a Form 1-Z as a condition to processing the Company’s market-maker’s Form 211. From that point, the Company ceased making all sales. The Offering Circular reflects the number of shares issued prior to that date.

Management’s Discussion and Analysis Of Financial Condition and Results of Operations, page 21

11. We note your definition of gross margin includes gross income less the cash and non cash rebates paid to members. You disclose that OSS provides most of the services to operate iConsumer including managing the network of retailers and developing and operating the technology. Please tell us the consideration you gave to including some or all of the costs associated with your agreement with OSS in the calculation of gross margin..

The Company considered several things, some qualitative and some quantitative, in determining its presentation of the OSS fee. It also considered materiality of the services provided by OSS and clarity of presentation.

The fee charged by OSS covers a wide range of services, the majority of which are traditionally reflected in costs of operations. Because of the nature of the relationship, as noted in the comment, the Offering Circular and the financial statements disclose the specifics of the services in detail. While the Staff highlights in its comment the role of OSS in managing the network of retailers and the provision of the technology platform, those services are a minor portion of what the fee covers. The fee also covers executive management, administration, accounting, internal technology support, customer support, product development, general marketing, and communications (marketing and non marketing).

A hard to quantify amount covers the care and feeding of retailers and intermediate network/ technology providers, retailer recruitment, and similar activities. A minor portion of the costs might traditionally be in the cost of revenue. Whether that portion is 5% or 10% or some other number is impossible to determine.

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Since the numbers are small, the Company believes them to be immaterial. If the Company chose to reclassify the amounts into cost of revenue, because it is already in a significant negative gross margin position, it would not change a positive gross margin into a negative gross margin, nor increase the negative gross margin materially.

12. Explain how you define "members" for your site. For example, if an individual makes a purchase in February but does not make another purchase for the rest of the year, when is the person no longer considered a member.

The Company has added a statement in the overview to the MD&A.

General

13. A Form 1-Z is required to be filed when a Company after conducting a Tier 2 Regulation A offering is no longer required to file reports pursuant to the Securities Exchange Act of 1934. See Rule 257(d) of Regulation A. It appears that your Form 1-Z and 1-Z/A were filed in error. If so, please withdraw both filings by filing a Form 1-Z-W and a Form 1-ZW/ A, respectively.

As discussed above, the Form 1-Z was originally filed at the insistence of FINRA, which required the Company to make this filing as a condition to the Form 211 approval process. The Company has withdrawn the filings.

14. Throughout your offering memorandum, you have reference to "a minimum number of shares issued." Since this offering is not structured as a mini-max offering, it is unclear what these reference are intended to convey. Please advise or revise your entire document to make clear that there is no minimum amount required to be raised for the offering to close.

The Company has clarified in the Offering Circular that there is no minimum offering amount and has revised references to “a minimum number of shares issued” to instead reflect an assumption of a low-end estimate of shares sold for purposes of the dilution table.

15. Tell us your legal basis for your Series A Non Voting Preferred Stock having different rights depending upon time of issuance (January 12, 2018).

The Company amended its certificate of designations on January 12, 2018. Pursuant to the amendment, only shares issued prior to that date and still held by the holder of record on that date have a liquidation preference.

16. We note that prior to filing this Form 1-A you have continued to rely upon Regulation A to issue shares as part of your rewards program. However, you have not filed a postqualification amendment to your earlier Form 1-A to include updated June 30, 2017 financial statements pursuant to Rule 252(f) of Regulation A. Therefore, tell us what exemption from registration you are relying upon for any issuances of shares after February 13, 2018 (12 months since qualification).

As discussed above, the Company ceased issuing any securities once it commenced the Form 211 approval process with FINRA in May 2017. Under the terms of the rewards program, the Company has the right to discontinue issuance of shares as rewards at any time. The Company intends to rely on Regulation A for future issuances upon the qualification of this offering statement.

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If you have additional comments or questions, please contact me at jeanne.campanelli@khlklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli Partner

CrowdCheck Law LLP

cc:	Robert Grosshandler

iConsumer Corp.

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